[Letterhead of Cleary Gottlieb Steen & Hamilton LLP]

Writer’s Direct Dial: +44 (0) 207 614 2280
E-Mail: wgroll@cgsh.com

October 5, 2005

Daniel F. Duchovny, Esq. Attorney-Advisor Office of Mergers & Acquisitions United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 U.S.A.
Re:	TIM Hellas Telecommunications S.A. Amended Schedule 13E-3 Filed September 27, 2005 File No. 005-50602

Dear Mr. Duchovny:

On behalf of TIM Hellas Telecommunications S.A. (“TIM Hellas” or the “Company”), Troy GAC Telecommunications S.A. (“Troy GAC”), Apax Partners Europe Managers Limited, Apax Europe VI GP Co. Limited, TPG Advisors IV, Inc., T3 Advisors II, Inc. and Socrates Kominakis (collectively, the “Filing Persons”), we have set forth below the responses of the Filing Persons to the comments of the Staff of the Commission contained in your letter dated September 29, 2005 (the “Comment Letter”). For ease of reference, the text of each of the Staff’s comments from the Comment Letter is set forth in full in this letter in italics with the response immediately following each italicized comment. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the definitive transaction statement (the “Transaction Statement”) filed as an exhibit to the Schedule 13E-3 (as defined below) unless otherwise indicated.

The Filing Persons are filing today an amendment to their Schedule 13E-3, initially filed on September 2, 2005 and amended by Amendment No. 1 on September 12, 2005 and Amendment No. 2 on September 27, 2005 (as amended, the “Schedule 13E-3”), containing the revisions described in this letter and other changes.

We note for the information of the Staff that, at the extraordinary general meeting of shareholders of TIM Hellas earlier today, TCS Capital exercised its right as the holder of ADSs representing more than 5% of the outstanding shares of TIM Hellas stock to adjourn the meeting until November 2, 2005. A press release announcing this adjournment has been issued and is incorporated into the amendment to the Schedule 13E-3 being filed today.

Schedule 13E-3

Special Factors

Background and Description of the Transaction, page 6

1.            We note your added disclosure that states “no member of the Buyer Group has any knowledge of any competing bids received by TIM International for its stake in TIM Hellas” provided in response to comment 8. Please clarify whether either of TIM Hellas Telecommunications or Mr. Kominakis, as filing persons, had any knowledge of any such competing bids and, if so, describe the bids and their terms.

In response to the Staff’s comment, the Filing Persons have added additional disclosure in the amendment to the Schedule 13E-3 being filed today clarifying that neither TIM Hellas Telecommunications nor Mr. Kominakis had any knowledge of any competing bids received by TIM International for its stake in TIM Hellas.

Recommendation of the Board of Directors, page 11

2.	Please disclose the substance of your response to comment 18.

In response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Schedule 13E-3 being filed today:

“The board of directors also considered the fact that the transaction involves a merger of two Greek companies governed by Greek law and practices. The board of directors believes the transaction, which has been undertaken in all respects in compliance with Greek law and practice, is procedurally fair given this compliance and its pricing and history resulting from arm’s length negotiations, despite the absence of U.S. style procedural protections, which protections would have been unusual in a Greek transaction of this nature.”

Opinion of Morgan Stanley, page 13

3.            We reissue comment 20. Please disclose the entire financial projections provided to Morgan Stanley.

The Filing Persons continue to believe that the only material information contained in the management projections were revenue and EBITDA forecasts for 2005 and 2006. Nonetheless, the Filing Persons have expanded the disclosure to include certain additional financial items included in the projections. The Filing Persons believe that the remaining omitted information (e.g., population, number

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of customers and breakdown of operating expenses) is not material information under any circumstances. Accordingly, in response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Schedule 13E-3 being filed today:

“Included in this information were management’s estimates of revenues; operating expenses; earnings before interest, taxes, depreciation and amortization (EBITDA); and capital expenditures for 2005 through 2011. Set forth below are the projected revenues, total operating expenses, EBITDA and capital expenditures for 2005 through 2011, each expressed in millions of Euro (some of this information was utilized by Morgan Stanley in certain of its financial analyses set forth above):

in € Million	2005	2006	2007	2008	2009	2010	2011
Total Revenues	806	839	880	935	994	1,050	1,115
Total Operating Expenses	(580)	(589)	(600)	(616)	(640)	(662)	(687)
EBITDA	226	250	280	319	355	389	428
Total Capital Expenses	138	146	135	129	128	127	127”

4.            We reissue comment 23 in part. Please revise to disclose the data underlying the results of the discounted cash flow analysis as previously requested.

Morgan Stanley’s discounted cash flow analysis is the product of the financial projections provided by management (now disclosed as described in response to the prior comment) and the valuation parameters of discount rate and perpetual growth rate (which had been disclosed previously), along with the factors considered which were previously disclosed in response to the Staff’s prior comment. Consequently, the Filing Persons respectfully submit that they have disclosed the data underlying Morgan Stanley’s discounted cash flow analysis.

Discounted Cash Flow Analysis, page 16

5.            We reissue comment 24 in part. Please disclose the industry averages used as perpetual growth rates and discount rates.

The Filing Persons note that industry averages were not used by Morgan Stanley as perpetual growth rates or discount rates. In the amendment to the Schedule 13E-3 being filed today, the Filing Persons have modified the disclosure to add additional detail as to how Morgan Stanley calculated the weighted average cost of capital for TIM Hellas, and have disclosed that Morgan Stanley did not calculate industry averages discount rates in connection with its analysis. In addition, the actual calculations and quantification of individual inputs behind Morgan Stanley's determination of TIM Hellas' discount rate range were not disclosed to the board of directors of TIM Hellas and TIM Hellas respectfully submits that it would not be appropriate for Morgan Stanley to now be requested to do so. Accordingly, in response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Schedule 13E-3 being filed today:

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“Morgan Stanley chose the discount rates utilized in this analysis based upon an analysis of the weighted average cost of capital of selected companies, which involved delevering the betas of the selected companies (which represent the relative risk associated with such companies) to select an appropriate unlevered beta for TIM Hellas. This unlevered beta was then levered to an appropriate level. The relevered beta formed but one input to the calculation of discount rate, the others being a risk free rate, a market risk premium and a corporate risk spread. These inputs involve a mix of publicly available information and Morgan Stanley analysis, experience with analyzing telecommunications companies and knowledge of the telecommunications industry in general. As such, industry average discount rates were not used to select the discount rates for TIM Hellas."

Analysis of Precedent Transactions, page 17

6.            We reissue comment 26 in part. Quantify the compensation received or to be received as a result of the relationship between Morgan Stanley or its affiliates and any of the filing persons (as described in our previous comment and your disclosure) in terms more concrete than “notable” or “not significant.”

In response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Schedule 13E-3 being filed today:

"Morgan Stanley's fees for its services to TIM Hellas in connection with the delivery of the fairness opinion described above are € 500,000. Morgan Stanley has not previously rendered services to TIM Hellas. In the course of its investment banking business, however, Morgan Stanley and its affiliates have provided in the past and may seek to provide in the future financial advisory and financing services to the Buyer Group and its affiliates. Morgan Stanley and its affiliates have since October 1, 2003, received an aggregate of approximately $40 million in fees from the private equity funds managed by the Apax Entities and the TPG Entities (or their affiliated funds), or from acquisition vehicles controlled by such entities, in connection with investments by such entities, and may continue to receive customary fees for the rendering of such services in the future. These fees are not significant when viewed in the context of the aggregate fees earned by Morgan Stanley and its affiliates from all financial advisory and financing services during the same period of time. Morgan Stanley is one of several investment banking and advisory firms that provide financial advisory and financing services to the private equity funds managed by the Apax Entities and the TPG Entities or their affiliates, each of which, during any period of time, may be expected to receive customary fees in comparable amounts for its services."

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If you have any questions or require any further information with respect to the Schedule 13E-3, please feel free to contact me.

Sincerely,

/s/ William A. Groll
William A. Groll

cc:	Mr. Socrates Kominakis
TIM Hellas Telecommunications S.A.

Enclosure

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